[Air Products Letterhead]

                       3 June 2010

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:      Airgas, Inc.
Schedule TO-T/A filed by Air Products
Distribution, Inc. and Air Products and Chemicals, Inc.
Filed May 18 and 19, 2010
File No. 5-38422
Soliciting Materials on Schedule 14A filed by Air Products
Distribution, Inc. and Air Products and Chemicals, Inc.
Filed May 18 and 19, 2010
File No. 001-09344

CONFIDENTIAL TREATMENT REQUESTED BY AIR PRODUCTS AND CHEMICALS, INC. AND AIR PRODUCTS DISTRIBUTION, INC. PURSUANT TO 17 C.F.R. §200.83

THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THIS LETTER DELIVERED TO THE OFFICE OF MERGERS AND ACQUISITIONS OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS

Dear Ms. Campbell Duru:

In response to the comments and questions of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”) contained in your letter of May 25, 2010 (the “Comment Letter”) regarding the above-referenced filings (the “Schedule TO” and “Soliciting Materials”, respectively), Air Products and Chemicals, Inc. and Air Products Distribution, Inc. (collectively, “Air Products”) provide the information below.  Our responses have been numbered to correspond to your comments, and the original comments have been included in italics for reference.

Air Products will file today an amendment to the Schedule TO in the form attached hereto as Exhibit A (“Amendment No. 11”).  This amendment includes revised disclosure to address certain of the comments in the Comment Letter.

Schedule TO-T/A
General

1.
We note the incorporation by reference of soliciting materials filed on Schedule 14A.  Please clarify disclosure in filings incorporated by reference that refer to the Private Securities Litigation Reform Act to disclose that the safe harbor protections of the PSLRA do not apply to forward looking statements made in connection with the tender offer.

Response to Question 1

We respectfully note the Staff’s comment.  Such disclosure will be clarified in future filings.

In addition, the following disclosure has been added in Amendment No. 11 in response to the Staff’s comment:

“Certain materials filed as exhibits to this Schedule TO or in other filings incorporated by reference herein referred to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  For clarification, such safe harbor provisions do not apply to forward looking statements made in connection with the Offer.”

                Soliciting Materials filed on Schedule 14A
Paul Huck Transcript (May 18, 2010)

2.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the Staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in your materials which require supplemental support:

●	“[w]ithout question, Air Products has been the star amongst its chemical peers and industrial gas peers as well evidenced by its strong, consistent performance...”;
●	[w]e expect Air Products to continue to outperform many of its chemical industrial peers...”;

●	[w]e not only have the best market position, but the best technology and the best...relations with people in that industry...,”;
●	[w]e are a leader in electronics...we have the number one positions in Korea and Taiwan…,”;
●	“[w]e have the largest bulk share in China among the major industrial gas players…,”; and,
●	all statements asserting leadership positions in various markets throughout the world.

Please note that this comment applies to analogous statements made in soliciting materials in slide presentations dated May 17, 2010.  Where the basis of support is other documents such as reports and articles, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Please mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response to Question 2

The first two bullet points above relate to comments made by Sergey Vasnetsov, Managing Director, Chemicals Equity Research, Barclays Capital, when he was introducing the presentation by Paul Huck, Senior Vice President and Chief Financial Officer of Air Products, at the May 18, 2010 Barclays ROC Stars Conference (the “May 18 Presentation”).  The transcript was prepared by a third party who included the introduction.  We have filed an amendment to the Soliciting Materials to delete this introduction from the filing because these comments were not made by an Air Products officer or employee and are not included in the archived webcast posted on Air Products’ website.

In future soliciting materials, we will characterize statements of opinion and belief as such.  We are providing supplemental information supporting the statements in the transcript on leadership positions, although we respectfully note that because Air Products’ tender offer for Airgas, Inc. is an all cash offer, the statements regarding Air Products’ market positions were not related to the Offer or directed at soliciting tenders or proxies.

As background for the supplemental information we are providing for Mr. Huck’s statements, it may be helpful for the Staff to have background information regarding the different types of markets that are referenced in his remarks on leadership positions.  Air Products(1) produces and supplies atmospheric gases, such as oxygen, nitrogen, and argon; process and specialty gases, such as hydrogen and helium; performance materials; equipment and services globally.  The largest end markets for its products include energy, electronics, metals, chemicals, and healthcare.  Air Products manages its operations and reports earnings under four segments that correspond to different markets:

(1)	Merchant Gases includes the following types of products:

Liquid bulk—Product is delivered in bulk (in liquid or gaseous form) by tanker or tube trailer and stored, usually in its liquid state, in equipment designed and installed by Air Products at the customer’s site for vaporizing into a gaseous state as needed.  Liquid bulk sales are typically governed by three- to five-year contracts.

Packaged gases—Small quantities of product are delivered in either cylinders or dewars.

Generated gases—Customers receive product through small on-sites (cryogenic or noncryogenic generators) either by a sale of gas contract or the sale of the equipment to the customer.

(2)
Tonnage Gases are produced at large facilities located adjacent to customers’ facilities or transported by pipeline systems from centrally-located production facilities.  These facilities require a large capital investment and are generally governed by contracts with 15- to 20-year terms.

(3)
The Electronics and Performance Materials segment provides the electronics industry with specialty gases (such as nitrogen trifluoride and silane), tonnage gases (primarily nitrogen), specialty chemicals, services, and equipment.  These products are delivered through various supply chain methods, including bulk delivery systems or distribution by pipelines.

(4)
The Equipment and Energy segment designs and manufactures cryogenic and gas processing equipment for air separation, natural gas liquefaction (LNG), hydrocarbon recovery and purification, and helium distribution (cryogenic transportation containers), and serves energy markets in a variety of ways.

(1)       References to “Air Products” include all subsidiaries and equity affiliates of Air Products and Chemicals, Inc. when discussing Air Products’ business and operations.

There are four major global industrial gas competitors, L’Air Liquide S.A., Linde AG, Air Products and Praxair, Inc.  These four companies compete globally, sell similar products and use similar technologies, bid against each other on projects, supply the same customers, are covered by the same securities analysts and industry publications, and review each others’ project announcements and public financial filings.  Air Products has devoted significant resources to developing databases for internal use capturing and analyzing public information regarding the customers, market shares, and capacity of the other major industrial gas companies.  While some of the supplemental information provided below is based on third party research or published materials, much of the information is based on these internally developed sources.

Air Products supplementally advises the Staff of the following information(2) to support the statements made by Mr. Huck in the May 18 Presentation regarding leadership positions in certain markets:

(i)	Page 2 of the transcript: “We are the leader in hydrogen and for refining.”

Air Products is widely recognized as the leading producer of hydrogen globally.  Most of our hydrogen is used by oil refiners to facilitate the conversion of heavy crude feedstock and lower the sulfur content of gasoline and diesel fuels to reduce smog and ozone depletion.  Attached as Exhibit 2(i) are slides depicting:  tonnage hydrogen market shares of the four major industrial gas companies based on current on-stream capacity; detail on capacity of the four major industrial gas companies; background on Air Products’ position as a leading supplier of the refining industry; hydrogen pipeline positions; and information on refining customer relationships.

(2)       Measurements referenced in these materials include “scfd” or “mmscfd” (standard cubic feet per day or millions of standard cubic feet per day); “TPD” and “TPA” (tons per day and tons per annum); “operating years” (sum of years all plants have been in operation), and “Nm3/H” (normal cubic meters per hour).  Also, please note “SOG” is an acronym for “sale of gas”; “SOE” is an acronym for “sale of equipment”; and “LOX”, “LIN” and “LAR” are acronyms for liquid oxygen, nitrogen and argon.

(ii)	Page 2 of the transcript: “We are also a leader in...oxygen for gasification.”

Attached as Exhibit 2(ii) are slides providing detail on global supply of oxygen for gasification and high pressure oxygen.

(iii)	Page 2 of the transcript: “We have 80% of the world’s capacity on LNG.”

Attached as Exhibit 2(iii) is a slide depicting capacity of existing natural gas liquefication plants, and a corroborating excerpt from LNG Journal (March 2010) indicating existing world LNG capacity.

(iv)
Page 2 of the transcript:  “We have a solid background in energy, where we believe of the four large industrial gas companies of the world...we not only have the best market position, but the best technology and...the best relations with the people in that industry.”

This comment refers to Air Products’ relationships with the oil producing and refining industry.  See Exhibit 2(i) for detailed information.

(v)	Page 3 of the transcript: “We are a leader in Electronics.”

Attached as Exhibit 2(v) is a slide depicting Air Products’ market share in three business units of its Electronics division and a report titled “Gases for Semiconductor Device Processing” (2010) prepared by Techcet Group, a market research firm specializing in electronics materials market research and strategy.  The third bullet under Section 1.1 of the Techcet report states “The electronic gas market leader continues to be Air Products with 26% market share”.  Additional corroborating information on Air Products’ position appears on pages 11, 12, 47, and 50.

(vi)	Page 3 of the transcript, pertaining to electronics: “We have the number one position in Korea and Taiwan.”

Attached as Exhibit 2(vi) are slides illustrating internal assessment of electronics market shares in Korea and Taiwan.

(vii)	Page 3 of the transcript: “...[I]f you look at the position in merchant gases, what you see is we have the largest bulk share in China among the major industrial gas players.”

Attached as Exhibit 2(vii) are slides depicting internal assessments of shares of liquid bulk capacity in China, and detail on Air Products’ capacity.

(viii)	Page 3 of the transcript: “that leading [merchant gases] position also extends for us into India... .”
Attached as Exhibit 2(viii) is an internal assessment that shows 2009 merchant gases sales in India for INOX AP, an Air Products affiliate, and its competitors.

(ix)	Page 3 of the transcript: “... [a]nd we have leading [merchant gases] positions in Korea, Taiwan, and Thailand.”

Attached as Exhibit 2(ix) are:

(a)
Slides showing our internal assessment of Taiwan market shares, liquid bulk capacity, and revenues of Air Products affiliate, Air Products San Fu, and its competitors in FY2008. (Fiscal year 2008 was used because 2009 was atypical due to severe recession in electronics);

(b)	Slides showing air separation unit facilities and internal assessments of capacity and generated gas positions in Korea; and

(c)	Slide showing capacity and location of plants in Thailand for Air Products affiliate Bangkok Industrial Gases and competitors and internal assessment of merchant gases capacities in Thailand.

(x)	Page 5 of the transcript: “[W]e also have a greater number of [hydrogen] pipeline systems.”

Attached as Exhibit 2(x) are maps of Air Products pipelines in the energy and processing industry corridors located in the U.S. Gulf Coast; Southern California; Rotterdam, the Netherlands; and Sarnia and Edmonton, Canada, and those of the only two major competitors who have significant hydrogen pipeline assets.

3.
Please provide support for statements made regarding Air Products’ growth opportunities through equity affiliates in other countries.  In future filings, please clarify how Air Products has already, or is currently, achieving such growth opportunities by disclosing greater details regarding the nature of the equity affiliations.  Further, please supplementally provide support for the statement that you have “very large positions in some countries which give us great opportunities...”

Attached as Exhibit 3 are slides showing the location of Air Products’ five largest joint ventures and fiscal year 2009 revenue attributable to these joint ventures; information on the economies of the countries where these joint ventures are located, including growth projections; and information on plant locations and fiscal year 2008 financial metrics for the individual joint ventures (fiscal year 2009 was atypical due to severe global recession).  Also attached is a slide reflecting Air Products’ history of developing successful joint ventures that are now controlled by Air Products and consolidated in our financial statements.

 May 17, 2010 Slide Presentation

4.
We refer to Rule 14a-6.  Please be advised that all written soliciting materials to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  The slide presentation dated May 17, 2010 was filed on May 19, 2010, two days after its use.  Please supplementally explain to us the reason for the delay and confirm your understanding as to the filing requirements related to written soliciting materials.

Response to Question 4

Air Products supplementally advises the Staff that the slide presentation dated May 17, 2010 (the “May 17 Presentation”) was not filed on such date due to an internal administrative error.  However, the slide presentation was filed promptly upon confirmation that it had been used as written soliciting material.  Air Products hereby confirms its understanding that all written soliciting material to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

5.
Please refer to page 4.  Please supplementally explain the discussions, if any, with regulatory authorities regarding the need for any divestitures.  Further, explain how any potential divestiture would impact the projected accretive values and/or other benefits that are referenced in the materials.  We may have further comment.

Response to Question 5

Prior to announcing its tender offer, Air Products thoroughly analyzed antitrust regulatory issues, including what divestitures might be required.  Air Products engaged nationally-recognized outside counsel and economists to consult on the analysis.  Based on this analysis and the advice of its advisors, Air Products formed expectations regarding the divestitures that were likely to be required to obtain Federal Trade Commission (“FTC”) approval of the proposed transaction and determined that the transaction would still create significant value for it after making these divestitures.  After announcing its tender offer, Air Products contacted the staff of the FTC and has been actively engaged in discussions with the staff regarding the proposed transaction since that contact.  Air Products, with its outside counsel, had an initial meeting with FTC staff on 2 March 2010.  Since then Air Products has voluntarily produced significant amounts of information in response to requests from the FTC staff.  The FTC staff has not made any commitments to Air Products regarding approval of the proposed transaction, including what divestitures would or would not be required; however, based on the nature and scope of the information requests and discussions to date, Air Products has drawn reasonable inferences regarding likely areas of concern.  Based on all the information Air Products has to date, Air Products remains committed to the proposed transaction, and is prepared to make appropriate divestitures.  Air Products does not expect these divestitures to materially alter accretive values and benefits.

6.
Please refer to page 4.  In future filings, please provide context to assertions regarding the goal of returning Air Products to an investment grade A rating.  Specify the current rating, and the plans, if any, that Air Products has in place to achieve the stated goal.  Further, please clarify whether any plans relating to investment grade improvement are dependent on or related to the acquisition of Airgas.  If there are no plans, please state this fact.

Response to Question 6

Air Products currently has an A credit rating from Standard & Poors and an A3 credit rating from Moody’s.  Prior to announcing the tender offer for Airgas, Air Products had an A2 credit rating from Moody’s.  Given the size of the potential Airgas transaction and the level of financing that will be required to complete it, the Company expects its credit rating to temporarily fall below its long-term A rating if it is successful in completing the transaction.  Air Products considers an A credit rating a strategic priority and will manage its capital structure and cash flow generation to facilitate a return to A as soon as possible, but specific actions will be determined depending on markets and other circumstances.  The Company does not intend to allow its credit rating to fall below investment grade, even if maintaining an investment grade credit rating requires it to issue additional equity.  If the Airgas transaction is not completed, Air Products expects to remain at its current A rating from Standard & Poor’s and to be restored to A2 by Moody’s.

7.
We note the series of assertions made on page 10.  In future filings, please properly characterize statements that express an opinion as such and ensure that you have a reasonable basis for such opinions.  Please confirm your understanding.

Response to Question 7

We respectfully note the Staff’s comment.  Air Products hereby confirms its understanding.

8.
We note disclosure on page 10 in which you assert that Airgas “refused to explore any aspect of Air Products’ premium offers.”  This assertion appears to contradict evidence of the Airgas board’s contemplation of the various offers presented as outlined in the Schedule 14d-9 filed by the company.  Please revise the statement or explain the basis for the statement given the disclosure in the Schedule 14d-9 commencing at page 12.

Response to Question 8

Air Products supplementally advises the Staff that its statement in the May 17 Presentation regarding Airgas’s having refused to explore Air Products’ premium offers was based on, and intended to refer to, Airgas’s refusals to engage in discussion with Air Products regarding its various offers, to provide a substantive response to outreach attempts by Air Products’ advisors to discuss the offers, to meet with Air Products to discuss the offers or, as requested by Air Products, to provide Air Products with information that could demonstrate higher value and justify a higher offer price or alternative consideration mix for Airgas’s shareholders.  As disclosed in the May 17 Presentation and in the Offer to Purchase, Air Products clearly stated its flexibility regarding both value and form of consideration, its willingness to negotiate with Airgas and its willingness to share with Airgas shareholders any additional value Airgas identifies.  However, as disclosed in the Offer to Purchase as well as in Airgas’s Schedule 14D-9, the Airgas board considered each of the offers in the form presented by Air Products and rejected such offers but declined to discuss them further with Air Products or otherwise pursue a deal.

9.
We note your assertion that an independent committee of the Board was not established, which suggests that an independent committee of the Board was needed and that the failure to establish such a committee precluded an “impartial assessment”.  Please provide support for the underlying implied assertions.  Moreover, please avoid statements in future filings that either directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

Response to Question 9

Air Products respectfully notes the Staff’s comment.  Air Products did not intend to impugn the character, integrity, or personal reputation of members of the Airgas Board and does believe the statement has factual foundation.  Air Products supplementally advises the Staff that its statements were based on its good faith belief that the formation of an independent committee of the Airgas Board to evaluate Air Products’ offer is necessary and appropriate because of the presence of Mr. McCausland on the Airgas Board.  Mr. McCausland is not only Airgas’s Chairman and Chief Executive Officer, but also its founder and a significant shareholder.  As such, Air Products believes it is reasonable to anticipate that Mr. McCausland may have interests (including of a personal, not strictly economic, nature) that are different from those of Airgas’s public shareholders.  Air Products also believes that Mr. McCausland has significant influence in the Airgas boardroom.  As a result, Air Products believes that in order to ensure that the Airgas Board’s decisions with respect to the Offer are informed by the view of the independent directors, a special committee should be formed to allow the independent directors to deliberate privately, with the benefit of their own legal and financial advisors, and to give them a formal voice for their view.  Air Products has also raised these issues in a lawsuit filed in the Delaware Court of Chancery.

10.
You disclose that the Airgas shareholders were denied a “timely vote” and were “disenfranchis[ed]” as a result of bylaw amendments enacted by the Airgas Board.  The basis for these assertions is not apparent.  Specifically, we note that the bylaws in existence prior to the amendment required the annual meeting to occur no later than five months after the fiscal year end, or no later than August 31, 2010.  Following the amendment, the meeting will now be held on September 17, 2010.  Please revise your disclosure to provide the appropriate context to your assertion regarding the timeliness of the annual meeting and outline the extent of the “delay”.  Moreover, it does not appear that support can be provided for assertions regarding the disenfranchisement of shareholders.  Accordingly, please avoid making this and other unsupportable claims in future filings.

Response to Question 10

In response to the Staff’s comment, the following disclosure has been added in Amendment No. 11:

“The information included in Exhibit (a)(5)(xix) to the Schedule TO is hereby amended and supplemented as follows:

In recent years, Airgas has held its annual shareholder meeting in August.  Furthermore, prior to the April 7, 2010 amendments to the Airgas By-Laws, the Airgas By-Laws required Airgas to hold its annual shareholder meeting within five months after the end of its fiscal year (which ends on March 31).  On April 7, 2010, the Airgas Board amended the Airgas By-Laws to remove this requirement.  Air Products believes this amendment is likely to result in at least a one-month delay in Airgas holding its annual shareholder meeting for 2010, compared to the timing of Airgas’s annual shareholder meetings in recent years.  Airgas has stated publicly that it expects to hold its next annual shareholder meeting on or prior to September 17, 2010 and that the meeting “will be held by mid-September”, but has not yet set the date for such meeting.”

11.
You disclose that Airgas directors made an uninformed response to the offer and conclude that their response was in violation of their duties to shareholders.  In future filings, ensure that statements are characterized as your opinion and provide the appropriate balance to your disclosure by indicating that the issue of whether the Airgas directors violated their duties to Airgas shareholders, as a legal matter, has not been adjudicated or determined.

Response to Question 11

We respectfully note the Staff’s comment.

12.
We refer to Rule 14a-9.  You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  We refer to page 10 of the presentation in which you state the Airgas directors made an “uninformed just-vote-no” response to the offer and “violate[d]” their duties to shareholders.  Please avoid such statements in future filings.  Please confirm your understanding.

Response to Question 12

We respectfully note the Staff’s comment.  Air Products hereby confirms its understanding.  As described above, Air Products did not intend to impugn the character, integrity, or personal reputation of the Airgas directors and does believe there is factual basis for the statements.

Should you require additional information, please feel free to contact me at (610) 481-3552.

                  Very truly yours,

                /s/  John D. Stanley

                  John D. Stanley
                Senior Vice President and
                  General Counsel

Attachments

Exhibit 2(i)

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Exhibit 2(ii)

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Exhibit 2(iii)

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Exhibit 2(v)

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Exhibit 2(vi)

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Exhibit 2(vii)

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Exhibit 2(viii)

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Exhibit 2(ix)

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Exhibit 2(x)

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Exhibit 3

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Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 11)

AIRGAS, INC.
(Name of Subject Company)

AIR PRODUCTS DISTRIBUTION, INC.
(Offeror)

AIR PRODUCTS AND CHEMICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

009363102
(Cusip Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,963,777,380.00	$353,917.33

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 82,729,623 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of February 3, 2010, as reported in the subject company’s Quarterly Report on Form 10-Q filed on February 8, 2010)) by $60.00 (the purchase price per share offered by Offeror).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$353,917.33	Filing Party:	Air Products Distribution, Inc./Air Products and Chemicals, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 11 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), and Air Products Distribution, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Air Products.  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas, Inc., a Delaware corporation (“Airgas”), at $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Certain materials filed as exhibits to this Schedule TO or in other filings incorporated by reference herein referred to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  For clarification, such safe harbor provisions do not apply to forward looking statements made in connection with the Offer.

The information included in Exhibit (a)(5)(xix) to the Schedule TO is hereby amended and supplemented as follows:

In recent years, Airgas has held its annual shareholder meeting in August.  Furthermore, prior to the April 7, 2010 amendments to the Airgas By-Laws, the Airgas By-Laws required Airgas to hold its annual shareholder meeting within five months after the end of its fiscal year (which ends on March 31).  On April 7, 2010, the Airgas Board amended the Airgas By-Laws to remove this requirement.  Air Products believes this amendment is likely to result in at least a one-month delay in Airgas holding its annual shareholder meeting for 2010, compared to the timing of Airgas’s annual shareholder meetings in recent years.  Airgas has stated publicly that it expects to hold its next annual shareholder meeting on or prior to September 17, 2010 and that the meeting “will be held by mid-September”, but has not yet set the date for such meeting.

The following exhibits are being filed herewith:

(a)(5)(xxii)  Amended and restated transcript of Paul Huck’s presentation, dated May 18, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 3, 2010).

(a)(5)(xxiii)  Slides from presentation of John McGlade at the Sanford C. Bernstein Strategic Decisions Conference, dated June 3, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 3, 2010).

(a)(5)(xxiv)  Slides from presentation of Paul Huck at the Goldman Sachs Basic Materials Conference, dated June 3, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 3, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2010

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ Paul E. Huck
Name: Paul E. Huck
Title: Senior Vice President and Chief Financial Officer

AIR PRODUCTS DISTRIBUTION, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.*
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.*
(a)(5)(iii)
Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).*

(a)(5)(iv)
Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).*

(a)(5)(v)
Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).*

(a)(5)(vi)
Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).*

(a)(5)(vii)
Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).*

(a)(5)(viii)
Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).*

(a)(5)(ix)
Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).*

(a)(5)(x)	Text of press release issued by Air Products, dated April 1, 2010.*
(a)(5)(xi)
Text of message from John McGlade, dated April 6, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on April 6, 2010).*

(a)(5)(xii)
Text of press release issued by Air Products, dated April 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on April 22, 2010).*

(a)(5)(xiii)
Transcript of John McGlade and Paul Huck’s presentation, dated April 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on April 22, 2010).*

(a)(5)(xiv)
Materials from John McGlade meeting with employees, dated May 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 12, 2010).*

(a)(5)(xv)
Text of press release issued by Air Products, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).*

(a)(5)(xvi)
Notice of Intent by Air Products and Chemicals, Inc. to Nominate Individuals for Election as Directors and Propose Stockholder Business at the 2010 Annual Meeting of Stockholders of Airgas, Inc., dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).*

(a)(5)(xvii)
Text of message from John McGlade, dated May 13, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 13, 2010).*

(a)(5)(xviii)
Presentation of Paul Huck at the Barclays ROC Stars Conference, dated May 18, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 18, 2010).*

(a)(5)(xix)
Presentation of Paul Huck to investors, dated May 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 19, 2010).*

(a)(5)(xx)
Transcript of Paul Huck’s presentation, dated May 18, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on May 19, 2010).*

(a)(5)(xxi)
Text of press release issued by Air Products, dated June 1, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 1, 2010).*

(a)(5)(xxii)
Amended and restated transcript of Paul Huck’s presentation, dated May 18, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 3, 2010).

(a)(5)(xxiii)
Slides from presentation of John McGlade at the Sanford C. Bernstein Strategic Decisions Conference, dated June 3, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 3, 2010).

(a)(5)(xxiv)
Slides from presentation of Paul Huck at the Goldman Sachs Basic Materials Conference, dated June 3, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on June 3, 2010).

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*
(b)(2)	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(b)(3)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.*
(b)(4)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.*
(b)(5)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.*
(b)(6)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.*
(b)(7)	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
(b)(8)	Credit Agreement dated March 31, 2010 among Air Products and Chemicals, Inc., the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent.*
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed